Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended March 31, 2017

Monaco, May 5, 2017, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2017.

Highlights

•	Announced the dropdown of the GasLog Greece to GasLog Partners LP (“GasLog Partners” or the “Partnership”) for $219.0 million. In January 2017, GasLog Partners successfully completed an equity offering of 3,870,000 common units raising net proceeds of $78.0 million, which will be used to fund the dropdown of GasLog Greece.

•	Announced the completion of a public offering of $250.0 million of 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”). Post quarter end, $150.0 million of the net proceeds were used for the partial prepayment of the junior tranche of the credit agreement entered into in February 18, 2016 (the “Five Vessel Refinancing”), originally due in April 2018.

•	Announced the closing of the acquisition of a twenty percent (20%) shareholding in Gastrade S.A. (“Gastrade”), a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit (“FSRU”) along with other fixed infrastructure.

•	Revenues of $128.3 million (Q1 2016: $104.4 million), Profit of $23.4 million (Q1 2016: loss of $5.3 million) and Earnings per share of $0.08(1) (Q1 2016: loss of $0.23), for the quarter ended March 31, 2017.

•	Adjusted Profit(2) of $21.9 million (Q1 2016: $6.2 million), EBITDA(2) of $89.1 million (Q1 2016: $62.3 million), Adjusted EBITDA(2) of $89.3 million (Q1 2016: $62.2 million) and Adjusted Earnings per share(2) of $0.06(1) (Q1 2016: Adjusted Loss per share of $0.09) for the quarter ended March 31, 2017.

•	Quarterly dividend of $0.14 per common share payable on May 25, 2017.

(1)	Earnings/Loss per share (“EPS”) and Adjusted EPS are net of the profit attributable to the non-controlling interest of $14.6 million and the dividend on preferred stock of $2.5 million for the quarter ended March 31, 2017 ($10.6 million and $2.5 million, respectively, for the quarter ended March 31, 2016).

(2)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog had another active quarter, achieving record revenues and EBITDA for the Company. During the period, GasLog Partners raised $78.0 million in new equity and we subsequently announced the sale of the GasLog Greece to GasLog Partners for $219.0 million. This second dropdown transaction in six months demonstrates GasLog Partner’s ability to recycle capital through the business to support GasLog’s ambitious LNG carrier and FSRU growth plans.

As we execute further dropdowns from our extensive pipeline of contracted vessels, GasLog will increase its share of the cash flows distributed by GasLog Partners, further enhancing the ability of GasLog to fund its growth.

We were pleased to execute a $250.0 million U.S. bond offering during the quarter which provides GasLog with access to a new and liquid pool of capital. The transaction also enables the Company to push out most of its 2018 debt maturities to 2022, creating additional liquidity for growth.

In the short-term shipping market, spot rates fell from the highs seen during the Northern Hemisphere winter. We believe this rate sensitivity to seasonal changes in demand demonstrates that the market is tightening. We expect the current marginal vessel oversupply to be absorbed in the coming months as new liquefaction projects come online, leading to a recovery in rates in 2018.”

Completion of GasLog Partners’ Equity Offering and Dropdown of the GasLog Greece

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional shares was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriters of the option to purchase additional shares, after deducting underwriting discounts and other offering expenses, were $78.0 million. Proceeds from the public offering will be used to finance the acquisition from GasLog of 100% of the ownership interest in GAS-eleven Ltd., the entity that owns the GasLog Greece, for an aggregate purchase price of $219.0 million, which includes $1.0 million for positive net working capital balances transferred with the vessel. The acquisition closed on May 3, 2017.

Financing Transactions

In February 2017, GasLog entered into three new interest rate swap agreements with a notional value of $300.0 million in aggregate, maturing in 2022.

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On March 22, 2017, GasLog announced the closing of a public offering of $250.0 million aggregate principal amount of 8.875% Senior Notes due in 2022 at a public offering price of 100% of the principal amount. The net proceeds from the offering after deducting the underwriting discount and offering expenses were $245.3 million.

On April 5, 2017, GasLog used $150.0 million of the proceeds from the offering of the 8.875% Senior Notes to partially prepay the junior tranche of the Five Vessel Refinancing, originally due in April 2018.

Investment in Gastrade

On February 9, 2017, GasLog closed the acquisition of a twenty percent (20%) shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a FSRU along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance (“O&M”) services for the FSRU through an O&M agreement. Gastrade is currently in discussions with a number of additional potential investors, including DEPA, the Greek state owned gas company, Bulgarian Energy Holding, the holding company of the Bulgarian Ministry of Energy, and major gas suppliers in Bulgaria, and targets to take a final investment decision (“FID”) by the end of 2017 with the FSRU scheduled to be operational by the end of 2019.

Amendment of the GasLog Skagen seasonal charter party agreement

On April 28, 2017, the Group signed an amendment to the GasLog Skagen seasonal time charter agreement, pursuant to which the seasonal charter of the vessel was replaced by a continuous time charter for a duration of 2.4 years ending in August 2019. The amended continuous charter will cover the same number of fixed days as the previous seasonal charter and will eliminate redelivery risk at the beginning and end of each seasonal period. In addition, the amended charter will provide assurance of revenue through August 2019.

End of Subordination Period

The subordination period on the existing 9,822,358 subordinated units of GasLog Partners held by GasLog will extend until the second business day following the GasLog Partners’ cash distribution for the first quarter of 2017 on May 12, 2017. Upon expiration of the subordination period, each outstanding subordinated unit (100% held by GasLog) will automatically convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Dividend Declaration

On March 9, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on April 3, 2017 to holders of record as of March 31, 2017. GasLog paid the declared dividend to the transfer agent on March 31, 2017.

On May 4, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share, or $11.3 million in the aggregate, payable on May 25, 2017 to shareholders of record as of May 15, 2017.

Financial Summary

In thousands of U.S. dollars except per share data	For the three months ended
	March 31, 2016	March 31, 2017
Revenues	$104,377	$128,285
(Loss)/Profit	$(5,298)	$23,392
Adjusted Profit(1)	$6,190	$21,922
EBITDA(1)	$62,257	$89,069
Adjusted EBITDA(1)	$62,213	$89,338
(Loss)/profit attributable to the owners of GasLog	$(15,898)	$8,752
EPS, basic	$(0.23)	$0.08
Adjusted EPS(1)	$(0.09)	$0.06

(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,070 operating days for the quarter ended March 31, 2017, as compared to 1,643 operating days for the quarter ended March 31, 2016. The increase in operating days resulted mainly from the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar on March 29, 2016, June 30, 2016, September 30, 2016 and October 31, 2016, respectively.

Profit was $23.4 million for the quarter ended March 31, 2017 ($5.3 million loss for the quarter ended March 31, 2016). This increase in profit is mainly attributable to the increased profit from operations mainly due to the higher number of operating days, as well as a positive movement in mark-to-market valuations of our derivative financial instruments in the first quarter of 2017.

Adjusted Profit(1) was $21.9 million for the quarter ended March 31, 2017 ($6.2 million for the quarter ended March 31, 2016) adjusted for the effects of the non-cash gain on swaps and the net foreign exchange losses.

Profit attributable to the owners of GasLog was $8.8 million for the quarter ended March 31, 2017 (loss of $15.9 million for the quarter ended March 31, 2016). The increase in profit attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above,

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partially offset by the increased amount allocated to third parties as a result of the GasLog Partners’ equity offerings in August 2016 and January 2017.

EBITDA(1) was $89.1 million for the quarter ended March 31, 2017 ($62.3 million for the quarter ended March 31, 2016).

Adjusted EBITDA(1) was $89.3 million for the quarter ended March 31, 2017 ($62.2 million for the quarter ended March 31, 2016).

EPS was $0.08 for the quarter ended March 31, 2017 (a loss of $0.23 for the quarter ended March 31, 2016). The increase in earnings per share is mainly attributable to the respective movements in profit attributable to the owners of GasLog discussed above.

Adjusted EPS(1) was $0.06 for the quarter ended March 31, 2017 (a loss of $0.09 for the quarter ended March 31, 2016).

Revenues were $128.3 million for the quarter ended March 31, 2017 ($104.4 million for the quarter ended March 31, 2016). The increase was mainly driven by the new deliveries in our fleet (the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar) and the full operation of the GasLog Greece, increased revenues from vessels operating in the spot market and fewer off-hire days due to dry-docking (no dry-dockings in the first quarter of 2017 as opposed to one dry-docking in the same quarter in 2016).

Vessel operating and supervision costs were $27.5 million for the quarter ended March 31, 2017 ($28.5 million for the quarter ended March 31, 2016). The decrease was mainly driven by the decrease in scheduled technical maintenance expenses.

Voyage expenses and commissions were $2.0 million for the quarter ended March 31, 2017 ($5.3 million for the quarter ended March 31, 2016).

Depreciation was $33.7 million for the quarter ended March 31, 2017 ($28.2 million for the quarter ended March 31, 2016).

General and administrative expenses were $10.1 million for the quarter ended March 31, 2017 ($8.7 million for the quarter ended March 31, 2016). The increase is mainly attributable to an increase in employee costs, in foreign exchange differences and in non-cash share-based compensation expenses.

Financial costs were $32.5 million for the quarter ended March 31, 2017 ($29.2 million for the quarter ended March 31, 2016). An analysis of financial costs is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	March 31, 2016	March 31, 2017
Financial costs
Amortization of deferred loan issuance costs and premium	$(6,027)	$(3,459)
Interest expense on loans and realized loss on cash flow hedges	(18,313)	(22,482)
Interest expense on senior unsecured notes and realized loss on cross-currency swaps	(2,825)	(3,520)
Finance lease charge	(1,067)	(2,714)
Other financial costs	(947)	(349)
Total	$(29,179)	$(32,524)

Gain on swaps was $0.2 million for the quarter ended March 31, 2017 ($10.4 million loss for the quarter ended March 31, 2016). An analysis of gain/loss on swaps is set forth below. The increase in gain on swaps in the first quarter of 2017 as compared to the first quarter of 2016 is mainly attributable to an increase of $10.5 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss. The $2.3 million gain from mark-to-market valuation of our derivative financial instruments in the first quarter of 2017 derived from the fact that the London Interbank Offered Rate (“LIBOR”) yield curve, which was used to estimate the present value of the estimated future cash flows, was higher than the contracted fixed interest rates resulting in a decrease in derivative liabilities from derivative financial instruments held for trading as compared to December 31, 2016.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	March 31, 2016	March 31, 2017
(Loss)/gain on swaps
Realized loss on interest rate swaps held for trading	$(1,928)	$(2,151)
Unrealized (loss)/gain on derivative financial instruments held for trading	(8,137)	2,315
Recycled loss of cash flow hedges reclassified to profit or loss	(349)	—
Total	$(10,414)	$164

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $444.5 million for the fiscal year 2016 to $486.5 million for the fiscal year 2019, based on contracts in effect as of March 31, 2017, without giving effect to the recently signed amendment of the GasLog Skagen seasonal charter party agreement and excluding any extension options. As of March 31, 2017, the total future firm contracted revenue stood at $3.5 billion(1), including the vessels owned by GasLog Partners but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

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Liquidity and Capital Resources

As of March 31, 2017, GasLog had $532.8 million of cash and cash equivalents, of which $266.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of March 31, 2017, GasLog had $10.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of March 31, 2017, GasLog had an aggregate of $2.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $297.9 million was repayable within one year, and a $218.7 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.0 million was repayable within one year.

As of March 31, 2017, $150.0 million under the junior tranche of the Five Vessel Refinancing that subsidiaries of GasLog and GasLog Partners entered into on February 18, 2016 was reclassified under “Borrowings – current portion” following a notice of prepayment issued by the respective subsidiaries on March 24, 2017 and was prepaid on April 5, 2017, using part of the proceeds from the offering of the 8.875% Senior Notes.

As of March 31, 2017, there was undrawn available capacity of $58.4 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”).

As of March 31, 2017, GasLog’s commitments for capital expenditures are related to the five LNG carriers on order, which have a gross aggregate contract price of approximately $1.0 billion. As of March 31, 2017, the total remaining balance of the contract prices of the aforementioned newbuildings was $936.6 million that GasLog expects to be funded with the $664.0 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations and borrowings under new debt agreements.

As of March 31, 2017, GasLog’s current assets totalled $565.7 million while current liabilities totalled $407.4 million, resulting in a positive working capital position of $158.3 million.

GasLog has hedged 49.2% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability and the 8.875% Senior Notes) as of March 31, 2017.

Future Deliveries

GasLog has three newbuildings on order at Samsung Heavy Industries Co. Ltd. (“Samsung”) and two newbuildings on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date	Shipyard
Hull No. 2130	Q1 2018	Samsung
Hull No. 2800	Q1 2018	Hyundai
Hull No. 2801	Q1 2018	Hyundai
Hull No. 2131	Q1 2019	Samsung
Hull No. 2212	Q2 2019	Samsung

Our subsidiaries that own two of the vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019 have entered into 9.5 year time charters with Methane Services Limited (“MSL”). Our subsidiary that owns the remaining vessel expected to be delivered in 2018 entered into a seven-year time charter with Total Gas & Power Chartering Limited (“Total”) in July 2016. Finally, our subsidiary that owns the last vessel expected to be delivered in 2019 entered into a seven-year time charter with Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc. (“Centrica”) in October 2016.

LNG Market Update and Outlook

During the quarter, there has been continued momentum in the start-up of new LNG liquefaction capacity with the third trains at both Gorgon and Sabine Pass commencing production. In addition, the world’s first floating liquefaction terminal, the Petronas-owned PFLNG Satu, loaded its first cargo in Malaysia. Later this year, Wheatstone, Cove Point and Sabine Pass Train 4 are all expected to start production. Wood Mackenzie estimates that there will be projects with approximately 34 million tons per annum (“mtpa”) of nameplate capacity coming online in 2017.

Some off-takers of these projects are yet to secure all of their shipping requirements. In addition to newbuild LNG carriers, we expect a number of vessels for these projects to be sourced from vessels currently operating in the short-term market, which should be positive for the overall shipping supply and demand balance. In the 2017-2020 period, Wood Mackenzie expects approximately 120 mtpa of new nameplate capacity to come online around the world. We believe that this new supply will create significant demand for LNG carriers over and above those available in the market and on order today.

Looking at the longer term, there have been a number of encouraging developments recently: ExxonMobil purchased a 25% interest in Area 4 in Mozambique; ENI’s Coral FLNG has reached the final stages of a multi stage FID process; Total made a $207.0 million investment in Tellurian to develop the Driftwood LNG project; and Qatar Petroleum announced the lifting of the moratorium on incremental production from its North Field.

2016 saw significant increases in LNG demand from a number of new markets such as Pakistan, Poland, Lithuania and Jordan as well as major energy growth markets such as China and India. This trend has continued into the first quarter of 2017 with further strong increases in demand from

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China (+23% year-on-year to end March 2017) as well as in large conventional markets such as Japan (+13% year-on-year) and South Korea (+18% year-on-year) following the cold winter and slow progress with nuclear re-starts.

A number of markets that do not currently import gas are exploring LNG as an alternative to oil and coal or to replace declining domestic supply. Many countries with growing power demand, such as Ivory Coast, South Africa, Bangladesh and Myanmar, are looking at FSRUs as a quick-to-market, cost-effective solution to import LNG. Other countries with FSRUs already in place are looking at expanding their use of FSRUs due to the successful commissioning and effective operations of the existing units. FSRUs continue to dominate new import markets as a quicker to build, more flexible and low cost alternative to an onshore facility. Many of the current and future LNG sellers are focusing their attention on FSRUs as a key enabler in creating new markets for their LNG.

In the shipping market, short-term charter rates declined in February and March largely due to seasonally lower LNG demand following the Northern Hemisphere winter. A high number of “re-lets” during the quarter also weighed on the market. We expect this trend to reverse as we enter the summer cooling season in the Middle East, Europe and Asia and the Southern Hemisphere winter.

While the recovery in charter rates and utilization in the LNG shipping market is taking longer than we had anticipated, we are seeing some initial signs of increased short-term and long-term activity, and we continue to believe that the longer term fundamentals point to a strengthening market in 2017 and beyond.

Conference Call

GasLog will host a conference call to discuss its results for the first quarter of 2017 at 8:30 a.m. EDT (1:30 p.m. BST) on Friday, May 5, 2017. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 282 5963 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 4429094

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at
http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. BST) on Friday, May 5, 2017 until 11:59 p.m. EDT (4:59 a.m. BST) on Friday, May 12, 2017.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Replay passcode: 4429094

The replay will also be available via a webcast in the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and five on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes ten LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

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Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements and opportunities for the profitable operation of LNG carriers;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to enter into time charters with new and existing customers;
•	increased exposure to spot market and fluctuations in spot charter rates;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, dry-docking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	our ability to retain key employees and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2017 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and March 31, 2017

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2016	March 31, 2017
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	6,265	20,319
Deferred financing costs	12,045	12,788
Other non-current assets	1,824	1,048
Derivative financial instruments	7,856	9,887
Tangible fixed assets	3,889,047	3,857,076
Vessels under construction	96,356	111,457
Vessel held under finance lease	222,004	220,111
Total non-current assets	4,244,908	4,242,197
Current assets
Trade and other receivables	9,256	6,420
Dividends receivable and other amounts due from related parties	3,065	2,183
Derivative financial instruments	82	559
Inventories	8,461	9,322
Prepayments and other current assets	4,326	4,415
Short-term investments	18,000	10,000
Restricted cash	42	43
Cash and cash equivalents	227,024	532,778
Total current assets	270,256	565,720
Total assets	4,515,164	4,807,917
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	966,974	953,180
Reserves	10,160	11,045
Treasury shares	(10,861)	(10,861)
Accumulated deficit	(21,486)	(12,734)
Equity attributable to owners of the Group	945,643	941,486
Non-controlling interest	564,039	642,906
Total equity	1,509,682	1,584,392
Current liabilities
Trade accounts payable	7,255	11,137
Ship management creditors	841	1,280
Amounts due to related parties	105	163
Derivative financial instruments	7,854	8,890
Other payables and accruals	93,386	82,031
Borrowings, current portion	147,448	297,905
Finance lease liability, current portion	5,946	6,032
Total current liabilities	262,835	407,438
Non-current liabilities
Derivative financial instruments	22,485	20,951
Borrowings, non-current portion	2,504,578	2,581,203
Finance lease liability, non-current portion	214,455	212,682
Other non-current liabilities	1,129	1,251
Total non-current liabilities	2,742,647	2,816,087
Total equity and liabilities	4,515,164	4,807,917
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Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2016 and 2017
(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended
	March 31, 2016	March 31, 2017
Revenues	104,377	128,285
Vessel operating and supervision costs	(28,457)	(27,489)
Voyage expenses and commissions	(5,263)	(2,044)
Depreciation	(28,164)	(33,708)
General and administrative expenses	(8,734)	(10,145)
Profit from operations	33,759	54,899
Financial costs	(29,179)	(32,524)
Financial income	202	391
(Loss)/gain on swaps	(10,414)	164
Share of profit of associate	334	462
Total other expenses, net	(39,057)	(31,507)
(Loss)/profit for the period	(5,298)	23,392
Attributable to:
Owners of the Group	(15,898)	8,752
Non-controlling interest	10,600	14,640
	(5,298)	23,392

(Loss)/earnings per share – basic and diluted	(0.23)	0.08
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Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2016	March 31, 2017
Cash flows from operating activities:
(Loss)/Profit for the period	(5,298)	23,392
Adjustments for:
Depreciation	28,164	33,708
Share of profit of associate	(334)	(462)
Financial income	(202)	(391)
Financial costs	29,179	32,524
Unrealized foreign exchange gains on cash and cash equivalents	(203)	(75)
Unrealized loss/(gain) on derivative financial instruments held for trading	8,137	(2,315)
Recycled loss of cash flow hedges reclassified to profit or loss	349	—
Share-based compensation	763	1,012
	60,555	87,393
Movements in working capital	7,687	(2,472)
Cash provided by operations	68,242	84,921
Interest paid	(23,953)	(35,413)
Net cash provided by operating activities	44,289	49,508
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(197,797)	(13,293)
Dividends received from associate	925	700
Payments for investment in associate	—	(13,844)
Purchase of short-term investments	(1,500)	(10,000)
Maturity of short-term investments	6,000	18,000
Financial income received	218	373
Net cash used in investing activities	(192,154)	(18,064)
Cash flows from financing activities:
Proceeds from bank loans and bonds	162,967	280,000
Proceeds from sale and finance leaseback	217,000	—
Bank loan repayments	(253,610)	(52,416)
Payment of loan issuance costs	(12,328)	(4,270)
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)	—	78,522
Payment of equity raising costs	—	(117)
Decrease in restricted cash	39,095	—
Dividends paid	(24,138)	(27,592)
Payments for vessel held under finance lease	(284)	—
Proceeds from stock options exercise	—	108
Net cash provided by financing activities	128,702	274,235
Effects of exchange rate changes on cash and cash equivalents	203	75
(Decrease)/increase in cash and cash equivalents	(18,960)	305,754
Cash and cash equivalents, beginning of the period	302,988	227,024
Cash and cash equivalents, end of the period	284,028	532,778
12

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading and (b) recycled loss of cash flow hedges reclassified to profit or loss. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Loss/Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2016	March 31, 2017
(Loss)/profit for the period	(5,298)	23,392
Depreciation	28,164	33,708
Financial costs	29,179	32,524
Financial income	(202)	(391)
Loss/(gain) on swaps	10,414	(164)
EBITDA	62,257	89,069
Foreign exchange (gains)/losses, net	(44)	269
Adjusted EBITDA	62,213	89,338

Reconciliation of Adjusted Profit to Loss/Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2016	March 31, 2017
(Loss)/profit for the period	(5,298)	23,392
Non-cash loss/(gain) on swaps	8,486	(2,315)
Write-off and accelerated amortization of unamortized loan fees	3,046	576
Foreign exchange (gains)/losses, net	(44)	269
Adjusted Profit	6,190	21,922
13

Reconciliation of Adjusted (Loss)/Earnings Per Share to (Loss)/Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	March 31, 2016	March 31, 2017
(Loss)/profit for the period attributable to owners of the Group	(15,898)	8,752
Less:
Dividend on preference shares	(2,515)	(2,516)
(Loss)/profit for the period available to owners of the Group used in EPS calculation	(18,413)	6,236
Weighted average number of shares outstanding, basic	80,496,499	80,561,353
(Loss)/earnings per share	(0.23)	0.08
(Loss)/profit for the period available to owners of the Group used in EPS calculation	(18,413)	6,236
Less:
Non-cash loss/(gain) on swaps	8,486	(2,315)
Write-off and accelerated amortization of unamortized loan fees	3,046	576
Foreign exchange (gains)/losses, net	(44)	269
Adjusted (loss)/profit attributable to owners of the Group	(6,925)	4,766
Weighted average number of shares outstanding, basic	80,496,499	80,561,353
Adjusted (loss)/earnings per share	(0.09)	0.06
14